Contact

www.linkedin.com/in/chodavid (LinkedIn)

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Brand Management
Marketing
Brand Development

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Member

David Cho

Chief Commercial Officer at SOUND Foods
Portland, Oregon, United States

Summary

David Cho is the Chief Commercial Officer at SOUND Foods.
An experienced product marketing, brand marketing, retail, and communications professional, Cho has extensive experience building and driving a broad range of launch and growth initiatives for both iconic global brands and early stage startups.

Experience

SOUND Foods
Chief Commercial Officer
January 2020 - Present (3 years 11 months)
Los Angeles, California, United States

SOUND Foods is creating superior food products for the US military so that the Warfighter no longer has to choose between taste, texture, nutrition, or convenience on the battlefield. SOUND has invented a superior way of forming snack bars using only ultrasonic energy which solves a number of the current issues with military ration components. Developed in partnership with the US Army, SOUND's technology and products represent both the future of combat feeding and consumer snacking. What the US Warfighter needs is also what the American consumer has been waiting for.

Otherlab (Skyscrape, formerly Kestrel Materials)
Chief Business Officer
February 2019 - January 2020 (1 year)
San Francisco, California, United States

This Y Combinator seed stage startup has invented a fabric that naturally changes shape when temperature changes, insulating better when ambient temperatures become colder. Skyscrape is an Otherlab company funded to date by the US Department of Energy Advanced Research Projects Agency-Energy (ARPA-E).

snapbac
Vice President Sports Marketing
July 2018 - February 2019 (8 months)

San Diego, California, United States

This startup apparel brand has created the only compression gear that helps you warm up, workout, cool down, and recover with easy-to-use heat and cold therapy pods which slide into the garments and stay in place even when running & jumping.

adidas

7 years 10 months

Experiential and Event Retail Director

March 2016 - July 2018 (2 years 5 months)

Portland, Oregon, United States

Oversaw adidas' most extraordinary event retail activations such as ComplexCon 2017 and 747 Warehouse St and most complex retail partnerships including the NHL Store, the Mitchell & Ness Flagship Store, and the in-arena team store with five NBA teams: Brooklyn Nets, Houston Rockets, New Orleans Pelicans, Memphis Grizzlies, and Minnesota Timberwolves.

Global NBA Partnership Sports Marketing Director

October 2010 - March 2016 (5 years 6 months)

Portland, Oregon, United States

Oversaw all aspects of adidas' 11-year partnership with the NBA including all league and team sponsorship and marketing activities, event activations around the world, the production and servicing of the uniforms worn by the actual players, and the US and international licensed businesses for the retail versions of that product.

Acting Global Product Director

January 2013 - December 2013 (1 year)

Portland, Oregon, United States

Directly led the Global Basketball Apparel product creation team for all sports marketing assets after multiple years of failing to achieve brand and business objectives. Led a full turnaround of all on-court outfitting initiatives including NBA All-Star Game '15 New York City, McDonald's All-American Game, and Louisville, Kansas, Indiana, Michigan & UCLA uniforms.

Nike

2 years 10 months

Global Brand Strategic Planning Manager

August 2007 - May 2009 (1 year 10 months)

Beaverton, Oregon, United States

Oversaw Nike’s most comprehensive performance training launch ever combining the acquisition of SPARQ, a repositioning of cross-training sneakers into performance training footwear, and a global “My Better” multi-media marketing campaign.

Asia Pacific Strategic Planning and Project Manager

August 2006 - August 2007 (1 year 1 month)

Beaverton, Oregon, United States

Translated global strategies & priorities into actionable plans and business results for Nike’s Asia Pacific region during the period of meteoric growth leading into the 2008 Beijing Olympics.

DoubleTwist

Software Product Manager

September 2000 - January 2002 (1 year 5 months)

Oakland, California, United States

Directed development of this genomic research web portal for all public information coming out of the Human Genome Project in partnership with Sun Microsystems.

Beth Israel Deaconess Medical Center

Research Scientist

June 1997 - September 2000 (3 years 4 months)

Boston, Massachusetts, United States

Provided post-doctoral level direction to this research project examining the aseptic failure of total hip and knee replacements integrating molecular biology, biomedical engineering, and biomaterials under direction of Chief of Rheumatology at this Harvard Medical School teaching hospital in partnership with the Departments of Orthopaedic Surgery at Massachusetts General Hospital and the New England Baptist Hospital.

Education

University of Michigan - Stephen M. Ross School of Business

Master of Business Administration (M.B.A.) · (2006)

Harvard University

Bachelor's Degree, Biochemical Sciences · (1997)

University of Michigan Law School

Juris Doctor (J.D.) · (2006)